787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

November 10, 2011

VIA EDGAR CORRESPONDENCE

Deborah D. Skeens

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Legg Mason Dynamic Multi-Strategy VIT Portfolio (the “Fund”), a series of Legg Mason

Partners Variable Equity Trust (the “Trust”)

Post-Effective Amendment No. 44 (the “Amendment”)

Securities Act File No. 333-91278

Investment Company Act File No. 811-21128

Dear Ms. Skeens:

The Trust filed the Amendment on August 31, 2011 pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”), with an effective date of November 14, 2011. This letter responds to comments with respect to the Amendment that you provided in a telephone conversation with the undersigned on October 13, 2011. For your convenience, the substance of those comments has been restated below. The Trust’s response to each comment is set out immediately under the restated comment. In addition, a copy of the Class I prospectus and Statement of Additional Information (“SAI”) for the Fund, marked to show changes from the Amendment, is being sent to you under separate cover.

Comment No. 1: With respect to derivatives, review the principal strategies and risks to make sure the prospectus describes the actual instruments that the Fund will use and the associated principal risks. Confirm supplementally that each type of instrument is consistent with the Fund’s investment strategies.

Response: Disclosure has been added to the “Derivatives and hedging techniques” section of the “More on the fund’s investment strategies, investments and risks” section of the prospectus stating that the Fund intends to use futures and options on securities, indexes or currencies, options on swaps and certain commodity futures contracts in its risk management strategies. In addition, the disclosure regarding the risk management strategies in the summary section of the prospectus and the “More on the fund’s investment strategies, investments and risks” section of the prospectus describes the

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in alliance with Dickson Minto W.S., London and Edinburgh

November 10, 2011

derivative strategies that the Fund may use. The disclosure on the risks of those strategies and on derivatives in general states that the Fund is subject to the risk of greater losses as a result of these strategies, due to, among other things, the leveraging effect of certain derivatives, the imperfect correlation between the derivatives used for hedging purposes and the Fund’s assets, and trading costs.

As disclosed in the prospectus, as part of the Dynamic Risk Management strategy, the Fund may allocate a portion of its assets into index options and index futures contracts that are expected to increase in value in the event of market declines. As part of the Event Risk Management strategy, the Fund may invest in options and futures that are expected to increase in value in the event of market declines in the broad equity and bond markets during a short period of time. The Fund confirms that these derivative instruments are an essential part of the Fund’s risk management strategies.

Comment No. 2: If any of the underlying funds are themselves funds-of-funds, explain supplementally the rationale for that structure under Section 12 of the Investment Company Act of 1940 (the “1940 Act”).

Response: The Fund will not invest in any underlying funds that are themselves “funds-of-funds.”

Comment No. 3: Explain supplementally whether the Fund’s operations are based on an exemptive order or on compliance with Section 12 of the 1940 Act and the rules thereunder. If the latter, explain the basis for the Fund’s compliance.

Response: The Fund’s operations are based on two exemptive orders. First, the Trust, along with Legg Mason Partners Equity Trust (“Equity Trust”) and Legg Mason Partners Fund Advisor, LLC (“LMPFA”), the manager of the Fund, and certain other Legg Mason-affiliated funds, obtained an exemptive order to permit any series of the Trust or Equity Trust that operates as a fund-of-funds to purchase shares of unaffiliated funds in excess of the limits set forth in Sections 12(d)(1)(A) and (B) of the 1940 Act and to acquire shares of certain affiliated funds. The order provides ancillary relief from Section 17(a) of the 1940 Act. See Legg Mason Equity Trust, et al., Investment Co. Act Rel. No. 29255 (April 21, 2010) (order); Investment Co. Act Rel. No. 29192 (March 26, 2010) (notice). Second, the Trust, along with Equity Trust and LMPFA, obtained an exemptive order granting relief from Rule 12d1-2 under the 1940 Act to permit any series of the Trust or Equity Trust that operates as a fund-of-funds to invest in instruments that are not “securities” as defined in the 1940 Act. See Legg Mason Partners Equity Trust, et al., Investment Co. Act Rel. No. 29835 (Oct. 12, 2011) (order); Investment Co. Act Rel. No 29789 (Sept. 15, 2011) (notice). The Fund is also relying on exemptive relief obtained by certain unaffiliated providers of exchange-traded funds (“ETFs”) to invest in ETFs in excess of the limits set forth in Sections 12(d)(1)(A) and (B) of the 1940 Act and has entered into participation agreements with those ETFs.

Comment No. 4: If possible, shorten the principal strategy and risks in the summary section.

Response: The Trust respectfully submits that the length of the disclosure is appropriate to convey the complexity of the Fund’s operations as a fund-of-funds with two distinct risk management strategies. Since the Fund may invest in a wide variety of underlying equity and fixed income funds, disclosure regarding the risks of investing in those funds is included in the summary section of the

November 10, 2011

prospectus. In addition, the summary section details risks arising from the operation of the Fund as a fund-of-funds and from its risk management strategies.

Comment No. 5: Confirm that any information missing from the initial filing will be included by post-effective amendment.

Response: All information missing from the initial filing will be included in a subsequent amendment to be filed under Rule 485(b).

Comment No. 6: The fee table should include gross expenses before waivers and reimbursements.

Response: The requested information has been included.

Comment No. 7: Confirm supplementally that the expense examples reflect the effect of the expense cap only for the period of the cap, which expires December 31, 2012.

Response: The Trust confirms that the expense examples reflect the effect of the expense cap only for the period of the cap.

Comment No. 8: The expense example should only show expenses for one year and three years, since the Fund is a “New Fund” as defined in Form N-1A.

Response: The expense examples for five and ten years have been deleted as requested.

Comment No. 9: The disclosure regarding how the Fund’s investments in underlying equity and long-term fixed income funds work together with the risk management strategies is confusing and needs to be clarified.

Response: The prospectus has been revised to clarify the interaction of the risk management strategies with the Fund’s investment in underlying funds. Dynamic Risk Management (formerly called “Dynamic Rebalancing”) allocates a portion of the Fund’s assets away from underlying funds into short-term defensive instruments that are expected to decline in value less than riskier assets in the event of market declines and into index options and index futures contracts that are expected to increase in value in the event of market declines. Event Risk Management invests a small portion of the Fund’s assets (2% of net assets at the commencement of operations and up to 7% of net assets at the time of purchase, as measured by the premiums paid on options or initial margin on futures contracts) in options and futures that are expected to increase in value in the event of declines in the broad equity and bond markets during a short period of time.

Comment No. 10: Clarify the range of assets allocated to the risk management strategies and the ranges allocated to the underlying equity and long-term fixed income funds.

Response: The disclosure has been revised to delete references to the allocations to equity and long-term fixed income funds while the Fund is engaged in Dynamic Risk Management. Instead, the prospectus states that the Fund may deviate from its standard Target Allocation based on a broad range

November 10, 2011

of market and economic trends and quantitative factors. LMGAA may also allow the relative weightings of the Fund’s investments in asset classes to vary from its Target Allocation in response to the markets. When varying exposures among underlying funds, LMGAA will examine relative values and prospects among the underlying funds’ asset classes, as well as the capacity of the underlying funds to absorb additional cash flow. The prospectus continues to state that the maximum daily allocation to short-term defensive instruments under Dynamic Risk Management is 95% of the Fund’s net assets.

Comment No. 11: Clarify that all the allocations are expressed as a percentage of net assets.

Response: The disclosure has been revised as requested.

Comment No. 12: Provide more detail in the summary section regarding the types of asset classes for the underlying funds.

Response: The disclosure has been revised as requested.

Comment No. 13: There is an inconsistency between the summary section and the “More on the fund’s investment strategies, investments and risks” section regarding the description of underlying fixed income funds.

Response: The disclosure has been revised to clarify that the underlying fixed income funds are long-term fixed income funds.

Comment No. 14: The summary section should make clear if any of the underlying funds can invest in junk bonds.

Response: The disclosure has been revised as requested.

Comment No. 15: State what percentage, if any, of the initial target allocation is in international funds.

Response: The disclosure has been revised as requested. In addition, the prospectus notes that certain other underlying funds may have invested in foreign securities.

Comment No. 16: State the percentage of assets initially allocated to the two risk management strategies.

Response: The disclosure has been revised as requested to state that at its commencement of operations, the Fund will not allocate assets to Dynamic Risk Management and will invest up to 2% of its net assets (as measured by the premiums paid on options or initial margin on futures contracts) in Event Risk Management.

Comment No. 17: Clarify the meaning of “disproportionate reduction” in the description of the risk management strategies.

November 10, 2011

Response: The disclosure has been revised to clarify that Dynamic Risk Management allocates Fund assets away from underlying funds and into short-term defensive instruments that are expected to decline in value less than riskier assets in the event of market declines and into index options and index futures contracts that are expected to increase in value in the event of market declines. The prospectus further states that a small portion of the Fund’s assets will be invested in Event Risk Management, which invests in options and futures that are expected to increase in value in the event of declines in the broad equity and bond markets during a short period of time. The disclosure continues that through both strategies, the Fund gives up some of the potential for high total return that could be achieved if the Fund were to follow its Target Allocation under positive market conditions. In exchange, these strategies are intended to reduce significant declines in the Fund’s net asset value under negative market conditions.

Comment No. 18: References to the Fund’s application for an exemption from Rule 12d1-2 under the 1940 Act to invest in instruments that are not securities should be removed if the exemptive order has not yet been received.

Response: As noted in the response to Comment No. 3 above, the Trust received the requested exemptive order on October 12, 2011 (Legg Mason Partners Equity Trust, et al., Investment Co. Act Rel. No. 29835). As a result, the disclosure has been revised to eliminate references to the application.

Comment No. 19: The caption “Certain risks” in the summary section should be revised to say “Principal risks.”

Response: The Trust has received this comment on previous filings, but continues to prefer the header “Certain risks” for this section. While the Trust believes that this section does summarize the principal risks described in response to the requirements of Item 9 of Form N-1A, the Trust believes that use of the heading “Certain risks” is a more effective means of conveying to shareholders that the risks described in the prospectus are not the only risks that arise in connection with an investment in the Fund or the Fund’s ability to achieve its objectives.

Comment No. 20: REITs risk is included in the “Certain risks” section but REITs are not shown as a principal strategy. REITs should be included as a principal strategy or removed as a principal risk.

Response: REITs risk has been removed from the summary section since investments in underlying funds that invest in REITs are not a principal strategy of the Fund.

Comment No. 21: Explain supplementally why “tax risk” is appropriate for a fund that is offered exclusively to insurance company separate accounts and qualified retirement plans.

Response: The Trust believes that the disclosure regarding tax risk is appropriate because the deferral of realized losses resulting from the Fund’s hedging strategies, potentially increasing the amount of the Fund’s taxable distributions paid to shareholders, would be relevant to the insurance company separate accounts that own Fund shares.

November 10, 2011

Comment No. 22: Explain the circumstances under which the Fund’s investment objective and investment strategies may be changed without shareholder approval.

Response: The disclosure has been revised to state that the Fund’s investment objectives and investment strategies may be changed by the Trust’s Board without shareholder approval and on notice to shareholders.

Comment No. 23: The derivatives section should be revised as necessary to be consistent with the instruments the Fund is planning to use.

Response: Please see the response to Comment No. 1 above.

Comment No. 24: In the SAI, disclosure should be added to the shareholder voting section that as a result of proportionate voting, the votes of a small number of contract owners may determine the outcome of a matter subject to a shareholder vote.

Response: The disclosure has been added as requested to the section of the SAI captioned “The Trust—Shareholder Voting.”

Comment No. 25: Except where permitted under Rule 483 under the 1933 Act, file executed contracts, not forms of contracts, as exhibits.

Response: The Trust will file executed contracts whenever possible.

Comment No. 26: Provide Tandy representations.

Response: The Trust’s Tandy representations are enclosed with this letter.

If you have any questions regarding these responses, please do not hesitate to contact me at (212) 728-8558.

Very truly yours,

/s/ Dianne E. O’Donnell
Dianne E. O’Donnell

Enclosures

cc:	Harris C. Goldblat, Esq., Legg Mason & Co., LLC

Thomas C. Mandia, Esq., Legg Mason & Co., LLC

Rosemary D. Emmens, Esq., Legg Mason & Co., LLC

Benjamin J. Haskin, Esq., Willkie Farr & Gallagher LLP

Legg Mason Partners Variable Equity Trust

55 Water Street

New York, New York 10041

November 10, 2011

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Legg Mason Partners Variable Equity Trust (the “Trust”)

Securities Act File No. 333-91278

Investment Company Act File No. 811-21128

Ladies and Gentlemen:

In connection with the Commission Staff’s review of Post-Effective Amendment No. 44 to the Registration Statement on Form N-1A of Legg Mason Dynamic Multi-Strategy VIT Portfolio, a series of the Trust, as filed with the Commission on August 31, 2011 (the “Registration Statement”), the Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the Staff:

(a) the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Legg Mason Partners Variable Equity Trust

By:	/s/ Thomas C. Mandia
Name:	Thomas C. Mandia
Title:	Assistant Secretary